SEC 06004631 [COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 11th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Munnell 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Niedzwiecki, Wallace
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane (Address) Holliston (City) MA (State) 01746 (Zip Code)

RECEIVED FEB 2 8 2006 203 WASH. D.C. SECTION

PROCESSED
JUN 0 2 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas C. Munnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public Aug. 8, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2005

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Thomas C. Munnell
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts 02109
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Wallace Niedzwiecki
Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

REPORT OF INDEPENDENT AUDITOR

The Partners of Downer & Company, LLC
Downer & Company, LLC

I have audited the accompanying statement of financial condition of Downer & Company, LLC as of December 31, 2005 and 2004. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Downer & Company, LLC at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

February 24, 2006

Wallace Niedzwiecki

TABLE OF CONTENTS

DOWNER & COMPANY, LLC

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2005 AND 2004

ASSETS

		2,005		2,004
CURRENT ASSETS				
Cash and cash equivalents	$	672,506	$	505,811
Accounts receivable		3,863,066		3,608,012
Employee advances		12,887		
Prepaid expenses		70,018		7,809
TOTAL CURRENT ASSETS	**$**	**4,618,477**	**$**	**4,121,632**
PROPERTY and EQUIPMENT - at cost				
Office equipment	$	301,755	$	248,463
Leasehold improvements		84,871		75,298
Computer		300,523		279,007
Total		687,149		602,768
Less accumulated depreciation		(630,840)		(546,409)
NET PROPERTY and EQUIPMENT	**$**	**56,309**	**$**	**56,359**
OTHER ASSETS				
Investments		59,105		145,877
Deposits		101,211		129,460
TOTAL OTHER ASSETS		**160,316**		**275,337**
TOTAL ASSETS	**$**	**4,835,102**	**$**	**4,453,328**

LIABILITIES & PARTNERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	28,413	$	232
Accrued expenses				123,665
Deferred revenues		14,716		
Accrued payroll and vacation obligation		221,689		167,662
Payroll withholdings & taxes		20,841		13,198
TOTAL CURRENT LIABILITIES	**$**	**285,659**	**$**	**304,757**
TOTAL LIABILITIES		**285,659**		**304,757**
PARTNERS' EQUITY	**$**	**4,549,443**	**$**	**4,148,571**
TOTAL LIABILITIES & PARTNERS' EQUITY	**$**	**4,835,102**	**$**	**4,453,328**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2005 AND 2004

1. ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:***

ORGANIZATION - DOWNER & COMPANY, LLC

Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996 the partnership became a limited liability company under the name of Downer & Company, LLC. The Company offers investment banking services to corporate clients to assist with the implementation of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD

For tax purposes, the Company reports income and expenses using the cash basis method of accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES

No provision for income taxes is shown in the financial statements because the Company is a limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of of the related asset, principally on the straight-line method. Office equipment, leasehold improvements, and computers were disposed of during 2004 and no gain was realized. Costs and accumulated depreciation of $ 106,542 were eliminated from the accounts during 2004.

PENSION PLAN

In 2002, the Company established a revised defined contribution standard 401(k) profit sharing plan as its only pension plan. The new plan continues to cover substantially all of the Company's US based employees by adopting the profit sharing and 401(k) provisions of the Company's existing plans while terminating the money purchase plan effective February 28, 2002.

Under the old and the new plans, profit-sharing contributions were made at the discretion of the Company. For the years ended December 31, 2005 and 2004, there were profit-sharing expenses paid of $149,755 and $ 121,352 respectively. Under the new plan, the Company chose to continue to match an employee's contribution to the 401(K) plan at the same rate (as in prior years) of $.56 2/3 per dollar contributed up to 6% of the employee's W-2 wages. For the years ended December 31, 2005 and 2004, the amounts of 401 (k) matching contribution expenses were $3,617 and $6,696 respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost which approximates fair value. Cash equivalents are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange rates prevailing at the time the transactions occurred.

2. *ACCOUNTS RECEIVABLE*

On December 31, 2005 and 2004, accounts receivable consisted of $ 3,863,066 and $ 3,608,012. The company uses the direct write off method of accounting for bad debts. There were no amounts written off in 2005 or 2004 against income. Since December 31, 2004, the Company was involved in a lawsuit with a client to collect an amount of $ 1,552,000. Management cannot predict the outcome of the lawsuit and believes that losses, if any, resulting from these matters would not have a material effect on the financial position of the company.

3. *NET CAPITAL REQUIREMENT*

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $19,043. At December 31, 2005, the Company's net capital was $ 386,847.

4. *LEASE OBLIGATIONS*

The company signed a lease on 2-4-04 for a new office location in Boston beginning 8-1-04 and expiring on 7/31/09. The basic rent was $17,500 monthly for 5 months, $17,793 monthly for five months, with increases to $25,700 monthly for thirteen months, and $27,535 monthly for 42 months. Additional expenses for maintenance and taxes are due during the life of the lease.

The company signed a lease for a new office in Paris effective March 2004 and expiring in 36 months. The basic rent is $44,516 per quarter payable on the first of each quarter.

The minimum annual rental commitments under the Company's operating leases for offices is as follows:

	Boston	Paris
2006	328,584	29,648
2007	328,584	
2008	328,584	
2009	192,745	

5. *INVESTMENTS*

The Company has made a number of investments in private securities for which there is no market. The NASD shares have been liquidated and cash proceeds have been distributed to the founding partners. The value of investments as at December 31, 2005 and 2004 is:

	2,005	2,004
300 NASD warrants	$ 3,300	$ 3,300
5000 shares of NASDAQ Stock Market, Inc.	0	65,000
TF Investment Advisors	(1,894)	(853)
J & R Founders Fund	57,699	78,430
Total	$ 59,105	$ 145,877

6. *INSURED CASH*

The Company maintains its cash balances at various banks and financial services companies. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the financial services company are insured by the Securities Investor Protection Corporation up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2,005	2,004
Total cash	672,506	505,811
Portion insured	672,506	392,639
Uninsured balance	0	113,172

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	672,506
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
ACCOUNTS PAYABLE		28,413
DEFERRED REVENUES		14,716
ACCRUED PAYROLL AND VACATION		221,689
PAYROLL WITHHOLDINGS & TAXES		20,841
	$	285,659
ALLOWABLE NET CAPITAL	$	386,847
NET CAPITAL REQUIREMENT	$	19,043
EXCESS CAPITAL	$	367,804

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2005

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $ 386,847. The computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2005, and its reconciliation to the audited report, is as follows:

(1) Company's unaudited computation of net capital	$	386,847
(2) Increase in current liabilities	$	0
(3) Company's audited computation of net capital	$	386,847